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                               December 13, 2023

       Lirong Wang
       Chief Executive Officer
       Muliang Viagoo Technology, Inc.
       2498 Wanfeng Highway, Lane 181
       Fengjing Town, Jinshan District
       Shanghai, China

                                                        Re: Muliang Viagoo
Technology, Inc.
                                                            Amendment No. 1 to
Form 10-K for the fiscal year ended December 31, 2022
                                                            Filed July 6, 2023
                                                            File No. 001-40636

       Dear Lirong Wang:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Amendment No. 1o to Form 10-K for the fiscal year ended December 31,
2022

       Contractual Arrangements, page 7

   1. We note your response to comment 6, and your revised disclosure referencing the names of the relevant
agreements that you have entered into pursuant to your VIE structure.
                                                        Please revise your
disclosure in this section to provide a brief description of each of these agreements.
       Executive Compensation, page 93

   2.                                                   As previously
requested, it appears that the financial statements may need to be revised to account for the
services provided by your CEO and CFO at fair value. In this regard, it does not appear that
the compensation expense included in your 2021 and 2021 financial statements comprises a
reasonable estimate of the fair value of the services provided by your CEO and CFO.
Please refer to the guidance in SAB 1:B.
 Lirong Wang
FirstName LastNameLirong
Muliang Viagoo  Technology,Wang
                            Inc.
Comapany13,
December  NameMuliang
              2023       Viagoo Technology, Inc.
December
Page 2    13, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:      Jason Ye, Esq.